UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]   MERGER

      [X]   LIQUIDATION

      [ ]   ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Black Pearl Funds

3.    Securities and Exchange Commission File No.: 811-21785

4.    Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?

      [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Firsthand Capital Management, Inc. 125 South Market Street, Suite 1200, San Jose , California 95113.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Wade Bridge, Esq., c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati Ohio, 45246 (513) 587-3400.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Firsthand Capital Management, Inc. 125 South Market Street, Suite 1200, San Jose , California 95113. (408) 521-4138.

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.


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8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end    [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Firsthand Capital Management, Inc. 125 South Market Street, Suite 1200, San Jose, California 95113.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Ultimus Fund Distributors, LLC, 225 Pictoria Drive, Suite 450, Cincinnati Ohio, 45246.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]   Yes         [X]   No

      If yes, for each UIT state:
            Name(s):

            File No.:  811-_____

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


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            [X]   Yes         [ ]   No
            If Yes, state the date on which the board vote took place: July 25, 2008

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ ]   Yes         [X]   No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain: Under the Registrant's Agreement and Declaration of Trust, the Board of Trustees has the authority to terminate the Registrant by vote of the Trustees. Advance written notice of the liquidation was provided to the Registrant's shareholders.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes         [ ]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            July 30, 2008

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [ ]   No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [ ]   Yes          [X]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


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17.   CLOSED-END FUNDS ONLY:

      Has the fund issued senior securities?

      [ ]   Yes         [ ]   No

      If  Yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [X]   Yes         [ ]   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed? None

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]   Yes         [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ]   Yes         [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]   Yes          [ ]  No


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21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List  the  expenses  incurred  in  connection  with  the  Merger  or
            Liquidation: The Fund operates pursuant to unitary fee arrangement where the Adviser is responsible for the most of the Fund's operating expenses. The Fund did not incur directly any expenses in connection with the merger or liquidation.

            (i)   Legal expenses:                                    $2,500
            (ii)  Accounting expenses:                                   $0
            (iii) Other expenses (list and identify separately):
                     Administration Fees                             $2,000
                           Total Other Expenses:                     $2,000
            (iv)  Total expenses (sum of lines (i) - (iii) above):   $4,500

      (b) How were those expenses allocated? All paid by Firsthand Capital Management, Inc (the fund's Investment Advisor).

      (c) Who paid those expenses? All paid by Firsthand Capital Management, Inc (the fund's Investment Advisor).

      (d)   How did the fund pay for unamortized expenses (if any)? None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]   Yes         [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]   Yes         [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes         [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:
      (b)   State the  Investment  Company Act file number of the fund surviving the Merger:
      (c)   If the merger or  reorganization  agreement  has been filed with the
            Commission, state the file number(s), form type used and date the agreement was filed:
      (d)   If the merger or  reorganization  agreement  has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Black Pearl Funds, (ii) he is an officer of Black Pearl Funds and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                          (Signature)

                                          /s/ Wade R. Bridge
                                          -----------------------------------
                                          Wade R. Bridge, Assistant Secretary